UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 25, 2012**

MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On April 25, 2012, Meredith Corporation issued a news release reporting earnings for the third fiscal quarter and nine months ended March 31, 2012. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

(c) Exhibits

99   Conference call script of conversation with analysts on April 25, 2012, concerning news release of the same date which reported earnings for the third fiscal quarter and nine months ended March 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: April 25, 2012

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on April 25, 2012, concerning news release of the same date which reported earnings for the third fiscal quarter and nine months ended March 31, 2012.

Exhibit 99

MEREDITH CORPORATION
FISCAL 2012 THIRD QUARTER
INVESTOR CONFERENCE CALL

<u>Mike Lovell</u>

Good morning and thanks everyone for joining us. We'll begin the call this morning with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also with us this morning are Paul Karpowicz, President of our Local Media Group; and Tom Harty, President of our National Media Group.

An archive of today's discussion will be available later this afternoon on our investor website, and a transcript will follow. Let me remind you that our remarks today include forward-looking statements and that actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier today, and in some of our SEC filings. With that, Steve will begin the presentation.

<u>Steve Lacy</u>

Thank you very much, Mike, and good morning everyone. We appreciate you joining our call.

I'll start this morning with a review of the business highlights for our third quarter and fiscal 2012 to date, and explain the special charge we announced this morning. Then I'll detail National Media Group operating performance. Joe Ceryanec will discuss our Local Media Group performance and our guidance. Then we'll open up the question-and-answer period.

Looking briefly at business performance highlights in the third quarter of fiscal 2012:

- Our Local Media Group continues to perform very well. The group delivered its 10th-straight quarter of year-over-year growth in non-political advertising revenue, and achieved record operating profit for a fiscal third quarter.

- National Media Group total advertising revenues grew 2 percent, and circulation revenues increased 15 percent. This growth reflects the inclusion of the recent acquisitions, strong digital performance, and the successful implementation of the Meredith Engagement Dividend. As some of you may recall, that's a program that guarantees results from advertising in Meredith magazines and has been very well-received in the marketplace.

- Our digital initiatives are flourishing with consumers and advertisers alike, highlighted by the addition of Allrecipes.com to our portfolio. Traffic to our national websites more than doubled to a record 40 million monthly unique visitors in March, reflecting the addition of Allrecipes.com. Digital advertising revenues grew 70 percent in both our National and in our Local media group.

Back at the start of fiscal 2012, I outlined a series of strategic initiatives that we planned to execute against. These included **strengthening our core businesses, expanding our digital and video activities, and growing our brand licensing businesses**. We also told you we would **pursue acquisitions and investments** to grow our scale and our capabilities. Finally, we pledged to **reward our shareholders** by increasing the amount of cash returned to them.

I believe we have done an excellent job executing against this plan. We have:

- Purchased **Allrecipes.com**, the world's largest digital food brand, doubling our national digital presence.

- We acquired **EveryDay with Rachael Ray**, an anchor food brand; and **FamilyFun,** a popular parenthood category brand.

- We've executed an ongoing **major expansion of our Digital, Mobile, Video and Social media platforms** including creating **tablet editions** of our magazines across multiple delivery platforms; developing many **mobile apps** that have generated millions of downloads; and expanding our **video content creation** capability.

- We extended and expanded our very successful **brand licensing** arrangement for Better Homes and Gardens and the line of home and garden products with **Walmart** throughout the country which now extends through 2016.

- We expanded Meredith Video Studios' daily syndicated *The Better Show***'s** reach to more than 80 percent of households across the country.

- And finally, we invested in **Iris**, a leading global marketing company, creating the **Meredith-Iris Global Network** to serve the global needs of our domestic clients, and open doors to international client opportunities as well.

In addition, we implemented our Total Shareholder Return financial strategy, that has been very well-received by the investment community. Key elements include (1) A current annual dividend of $1.53 per share that's currently yielding more than 5 percent; (2) A $100 million share repurchase program; and (3) Ongoing strategic investments to drive incremental revenue and profit growth over time.

Turning back to today's release, you see that we took a special charge in the third quarter of fiscal 2012 and it's made up of two pieces. First, there's the transaction costs related to our acquisition of Allrecipes.com.

And second, as I just outlined, in recent months we executed a series of acquisitions and business expansions. We've increased our scale and capabilities with a strong emphasis in the digital space. Now we are in the process of integrating these acquisitions, and realigning our organizational structure so our entire business can reach its full potential. This includes eliminating redundancies and improving efficiencies, and selected workforce reductions.

Now let's turn to National Media Group operating performance in the third quarter.

NATIONAL MEDIA GROUP

Fiscal 2012 third quarter National Media Group advertising revenues grew 2 percent. The over-the-counter drugs and media and entertainment categories were quite strong, helping offset weakness in the prescription drug category, which was down nearly 20 percent in the quarter. We also delivered growth in our largest advertising category, food and beverage.

Digital-related advertising revenue grew 70 percent, reflecting very strong food-related advertising as well as 1 month of contribution from our Allrecipes.com acquisition.

We began implementing the Meredith Engagement Dividend program during the quarter with several inaugural accounts, including Kimberly-Clark, Tyson Foods and Mars Petcare. Again, this program, a first for the industry, guarantees clients that advertising in Meredith titles will increase their sales at retail.

The engagement dividend, our recent acquisitions, and execution of multiplatform advertising and marketing programs are helping us grow our market share. Today our share of total magazine industry advertising revenue stands at 11.5 percent, up half a percentage point from a year ago, according to the most recent data from Publishers Information Bureau.

Our acquired brands are tracking ahead of our expectations from both a revenue and operating profit standpoint, and our success at integration is a big part of that. They include adding them to our paper, printing and fulfillment contracts, and linking them to our management systems for sales, financial planning, information technology and human resources. We've also been very focused on integrating these brands into our sales and marketing efforts, including adding them to our large-scale corporate advertising buys.

We continue to enhance our position in advertising categories that grow fastest over time. This is one of the reasons for the purchases of Allrecipes.com, EveryDay with Rachael Ray and of course, FamilyFun, which are increasing our already strong presence in the food and beverage category. Other appealing growth categories as we look to the future include beauty, retail, business and auto.

To further increase our share, we are using our editorial assets to create a more attractive environment for advertisers. We're bringing all our assets to bear, including video and other media platforms, research and consumer insights.

Interesting examples executed during the third quarter include:

- Creating a year-long program for Target's health and wellness platform that includes advertising in eight Meredith brands, outreach to the blogger community, digital media across the Meredith Women's Digital Network, and a partnership with WebMD.

- We launched a new tool on BHG.com with Benjamin Moore paints that lets consumers upload their own photos and then choose from about 800 colors to see what ones appeal to them. Consumers can save projects and share with friends, with the Benjamin Moore brand featured prominently across the site.

- We launched a new video channel called "DIGS" with YouTube. Our DIGS channel speaks to the YouTube audience through original short-form video about interior design, gardening, crafting, home entertaining, and do-it-yourself.

- Our Fitness brand, which celebrates its 20th anniversary in May, will execute a special nationwide program encouraging consumers to work out and get healthy. Major gyms nationwide will offer free access, including Gold's, 24-Hour Fitness, Town Sports and Crunch.

Turning to circulation:

- We grew revenues 15 percent and circulation contribution 12 percent, driven largely by - but not entirely - by recent acquisitions. Excluding these acquisitions, we grew circulation revenues 3 percent, including growth in both subscription and at newsstand.

- We increased the rate base of Family Circle to 4 million monthly copies, and announced plans to increase the rate base for EatingWell by 20 percent to 600,000 this coming fall. This is the second increase for EatingWell, which had a guaranteed rate base of 350,000 at the time of our acquisition.

- We've generated 2 million digital orders for print magazine subscriptions during the first nine months of fiscal 2012, more than double the 800,000 we generated in the year-ago comparable period. We are on track to generate more than 2.6 million digital orders in fiscal 2012, again more than double the 1.1 million generated in the prior year.

- This is a significant cost-saving initiative because we realize approximately $5 in incremental profit for each order we generate digitally. Our success is due to more aggressive website and email marketing, along with accelerated efforts to shift consumers to digital billing and renewal.

Other aspects of Meredith's digital engagement also strengthened during the third quarter. With the addition of Allrecipes.com, the Meredith Women's Digital Network today is the largest premium owned-and-operated property in both the Food and the Women's Lifestyle categories. It's a big step ahead of where we were a year ago at this time, and an important distinction in the advertising marketplace. Already it is opening new doors for us, and is part of the reason why digital advertising revenues were in fact so strong during the quarter.

We also continued to drive strong extension of our brands across multiple tablet and mobile platforms:

- Currently 21 of our subscription and special interest titles are available in tablet form across one or more platforms. These include iPad, Kindle Fire, Nook, Zinio and selected Android tablets. Also, Next Issue Media, the industry joint venture launched its digital storefront app for tablet editions earlier just this month. The app offers consumers a variety of subscription models, including access to all of its participating magazines. As you may recall, Meredith is a founding member of Next Issue Media

- To date, our 20 mobile and tablet apps have generated nearly 20 million downloads. A big hit has been Better Homes and Gardens Must-Have Recipes app, which has topped 1 million downloads in just the first 4 months after its launch. The app's sponsors include Hidden Valley, Mission Foods and Cool Whip brand.

National Media "Other revenues" in the fiscal 2012 third quarter were $68 million, compared to $80 million in the year-ago period. Declines were due primarily to select clients within Meredith Xcelerated Marketing scaling back programs in response to current organizational and economic conditions. In the third quarter, we won new business with Rust-Oleum and Wells Fargo, and renewed several of our very major client accounts.

Now I will turn the discussion over to Joe Ceryanec for the Local Media Group and our Outlook.

JOE CERYANEC

LOCAL MEDIA GROUP

Thanks, Steve, and good morning. Our Local Media Group delivered record-high operating profit for a third quarter, led by continued strong non-political advertising. Expenses were down 4 percent, resulting in a very strong 37 percent EBITDA margin.

Looking more closely at non-political advertising revenues:

- Our two top advertising categories, automotive and professional services, grew 4 percent and 11 percent, respectively. Together these two categories account for approximately 40 percent of our non-political advertising revenues.

- Digital advertising revenues grew 70 percent, as we rolled out new sales programs.

- And our strongest performances were turned in by our stations in Las Vegas, Phoenix and Nashville.

Our non-political advertising revenue growth was fueled primarily by our ability to monetize our connection with local viewers and we continued that trend by delivering a strong February 2012 ratings book.

Additionally, unique visitors to our station websites increased 25 percent in the quarter as we enhanced our sites; focused on search engine optimization to drive traffic; and used social media platforms including Facebook and Twitter to lower our traffic acquisition costs.

Turning to political-related advertising revenues, we began seeing some political dollars roll in from the early primary states, including Nevada, Michigan and Oregon. We hope this is a forerunner to a strong Fiscal 2013 election cycle for political advertising revenue.

Finally, we grew Other revenues by nearly 40 percent in the third quarter and this was driven primarily by our management of Turner Broadcasting's Peachtree TV station in the Atlanta market, which we began running the station about this time last year. Meredith Video Studios contributed to the growth as well. Our nationally syndicated *The Better Show* just renewed for a sixth season this early February and today, *The Better Show* is aired in more than 150 markets, including nine of the top 10 in the United States. It reaches more than 80 percent of U.S. households.

OUTLOOK

Now, turning to our outlook.

Looking at the fourth quarter of fiscal 2012 compared to the year-ago period:

- With two of three magazine issues closed, we expect fourth quarter National Media Group advertising revenue performance to be up in the low-teens, and down in the mid-single digits excluding recent acquisitions.

- With nine weeks remaining in the quarter, our Local Media Group non-political advertising revenues are currently pacing up in the mid-single digits.

In our most recent outlook, which was on our January 24 earnings call, we estimated Fiscal 2012 earnings per share to range between $2.45 and $2.65, which included approximately $0.10 per share of dilution related to Allrecipes.com.

With just over two months remaining in fiscal 2012, we expect full year fiscal 2012 earnings per share before the special charge Steve discussed to range from $2.47 to $2.50, which is in line with our previously stated expectations.   This range now includes approximately $0.12 of dilution related to Allrecipes.com.

Now, looking just at the fourth quarter of fiscal 2012, we expect earnings per share to range from $0.63 to $0.66 and this range now includes approximately $0.10 of dilution from Allrecipes.com.

Now I'll turn it over to Steve for closing thoughts.

STEVE LACY

Thanks Joe.

To summarize, we continue to be highly confident in the strength and resilience of Meredith's diversified business model. We have demonstrated very consistently over time our ability to generate significant and sustainable free cash flow by leveraging our very strong brands. We have a long-demonstrated history of prudent capital stewardship that's reflected in the actions announced today, as well as our ongoing commitment to Total Shareholder Return.

As we look towards the remainder of calendar 2012, which of course goes into our fiscal 2013, we are seeing an improving advertising trend for our National Media Group. As Joe just pointed out, Local Media Group non-political advertising revenues continue to grow. And, given the current political climate, we are eagerly anticipating a strong political advertising cycle.

Now we will be happy to answer your questions.